

Mail Stop 3561

September 10, 2009

Via Fax & U.S. Mail

Mr. Christian Mancillas, President
Rosca, Inc.
1286 University Ave. #708
San Diego, CA 92103

> **Re:** **Rosca, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 333-144287**

Dear Mr. Mancillas:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 10-K for the year ended December 31, 2008

MD&A, page 15

1. Please expand these disclosures, here and in your future annual and interim filings, to disclose the fact that the accountant's report expresses substantial doubt about your ability to continue as a going concern.

Item 9A. Controls and Procedures

2. We note that you have included your conclusion on internal controls over financial reporting. However, you are also required to perform an assessment, and provide a conclusion, on the effectiveness of your disclosure controls and procedures. Although it appears that you have provided this conclusion in your subsequent Form 10-Q filings, an assessment of the effectiveness of disclosure controls and procedures was also required in your Form 10-K. Reference is made to Regulation S-K, Item 307. Your response and conclusion should give consideration to the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. Please revise to provide your assessment of the effectiveness of disclosure controls and procedures.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

        Sincerely,

        David R. Humphrey
        Branch Chief